SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
FORM 11-K
ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2007.

OR

☐	Transition Report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from	to

Commission File Number 0-16163

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Acxiom Corporation

Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Acxiom Corporation

601 East 3rd Street

Little Rock, AR 72201

ACXIOM CORPORATION

RETIREMENT SAVINGS PLAN

Financial Statements and Supplemental Schedule

December 31, 2007 and 2006

(With Report of Independent Registered Public Accounting Firm) ACXIOM CORPORATION

RETIREMENT SAVINGS PLAN

All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted as they are inapplicable or not required.

Report of Independent Registered Public Accounting Firm

The Plan Administrator

Acxiom Corporation Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Acxiom Corporation Retirement Savings Plan (the Plan) as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Acxiom Corporation Retirement Savings Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP
KPMG LLP

Dallas, Texas

June 23, 2008

ACXIOM CORPORATION
RETIREMENT SAVINGS PLAN
Statements of Net Assets Available for Benefits
December 31, 2007 and 2006
	2007	2006
Assets:
Non interest-bearing cash	$12,606	15,136
Investments, at fair value:
Acxiom Corporation common stock	33,504,697	72,321,192
Participant brokerage accounts	3,011,846	2,049,266
Mutual funds	235,987,134	206,304,466
Common collective trust funds	27,306,145	26,176,577
Participant notes receivable	6,321,456	6,223,467
Total investments at fair value	306,131,278	313,074,968
Net assets available for benefits (fair value)	306,143,884	313,090,104
Adjustment from fair value to contract value
for fully benefit-responsive investment contracts	(114,148)	156,955
Net assets available for benefits (contract value)	$306,029,736	313,247,059
See accompanying notes to financial statements.

ACXIOM CORPORATION
RETIREMENT SAVINGS PLAN
Statement of Changes in Net Assets Available for Benefits
Year ended December 31, 2007
Additions to net assets attributed to:
Investment income:
Dividends	$18,839,453
Interest	558,493
Net depreciation in fair value of investments	(36,123,499)
(16,725,553)
Contributions:
Participants	22,944,709
Employer	8,005,164
Rollovers	2,156,890
33,106,763
Total additions	16,381,210
Deductions from net assets attributed to:
Benefits paid to participants and beneficiaries	23,574,214
Plan expenses	24,319
Total deductions	23,598,533
Net decrease in net assets available for benefits	(7,217,323)
Net assets available for benefits, beginning of year	313,247,059
Net assets available for benefits, end of year	$306,029,736
See accompanying notes to financial statements.

ACXIOM CORPORATION

RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2007 and 2006

(1)	Plan Description

The following description of the Acxiom Corporation Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the plan agreement (the Agreement) for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution plan covering substantially all employees of Acxiom Corporation and its domestic subsidiaries (Acxiom, the Company, or the Employer). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Investment Committee, as appointed by the Board of Directors, is the administrator for the Plan.

(b)	Participation

Employees of the Company may participate in the Plan upon commencement of employment, except for those employees, if any, who already receive retirement benefits in connection with a collective bargaining agreement, certain nonresident employees, and leased employees.

(c)	Contributions

The Plan includes a 401(k) provision whereby each nonhighly compensated participant may defer up to 30% of annual compensation, not to exceed limits determined under Section 415(c) of the Internal Revenue Code (IRC). Deferrals for highly compensated participants are limited to meet nondiscrimination requirements of the IRC and are currently limited to 6% of annual compensation.

The Plan provides a discretionary matching contribution of 50% of deferrals for deferrals up to 6% (maximum matching contribution of 3%).

Participant contributions to the Plan are invested as directed by participants into various investment options. The Company’s matching contributions are made with Acxiom common stock and are recorded based on the fair value of the common stock at the date contributed. During the years ended December 31, 2007 and 2006 the Company contributed 432,439 and 310,192 shares, respectively, of Acxiom common stock. Immediately upon deposit into the Plan, the match shares are 100% diversifiable, at the election of the participant, among the other investment options with the Plan.

(d)	Participant Accounts

Each participant’s account is credited with the participant’s contribution, rollovers, if any, the Company’s matching contribution, and discretionary contributions, if any, and is adjusted for investment income/losses and expenses. Allocations of income/losses and expenses are made according to formulas specified in the Agreement based on participant compensation or account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

(Continued)

ACXIOM CORPORATION

RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2007 and 2006

(e)

Participant Notes Receivable

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000, less the highest outstanding balance in the previous 12 months or 50% of their vested account balance. Loans are repayable through payroll deductions ranging up to five years unless the loan is for the purchase of a primary residence, in which case the loan can be repaid over ten years. The loans are secured by the balance in the participant’s account and bear interest at the prime rate in effect at the date of the loan plus 1%. The interest rates on outstanding participant loans at December 31, 2007 and 2006 range from 6% to 11.50%, with maturity dates ranging from January 2008 to March 2017.

(f)	Vesting

Participants are immediately vested in their voluntary contributions, rollovers, if any, and the earnings thereon. Participants are vested in the remainder of their accounts based on years of service, whereby partial vesting occurs in 20% increments beginning after two years of service until participants become fully vested after six years of service. If applicable, nonvested portions of company contributions are forfeited as of an employee’s termination date and are used to reduce future company matching contributions or to pay plan expenses.

At December 31, 2007 and 2006, forfeited nonvested accounts totaled $28,932 and $40,034, respectively. These accounts will be used to reduce future Employer contributions. During 2007 $480,728 of participants’ accounts were forfeited and Employer contributions were reduced by $445,072 from forfeited nonvested accounts. During 2007 the forfeiture account balance was decreased by $46,758 on the fair market value of the investments held in the account.

(g)	Investment Options

Upon enrollment in the Plan, a participant may direct employee contributions in any of 25 mutual funds, two common collective trust funds, or the Acxiom common stock fund. In addition, participants have the option to open a self-directed brokerage account with T. Rowe Price in order to invest in numerous other stocks, bonds, and mutual funds.

The Plan’s investment in the T. Rowe Price Stable Value Fund (the Fund), a common trust fund, holds substantial investments in guaranteed investment contracts, bank investment contracts, and synthetic investment contracts. The value of the Fund reflects the value of the underlying contracts, which consist of changes in principal value, reinvested dividends and capital gains distributions, and approximate fair market value. The stated interest rates of the contracts vary and the average yield for the year ended December 31, 2007 was 4.99% after expenses.

The Plan’s investment in the T. Rowe Price Equity Index Trust (the Trust), a common trust fund, holds substantial investments in common stocks of companies that comprise the S&P Index. The returns from the investments vary and the average yield for the year ended December 31, 2007 was 5.63% after expenses.

(Continued)

ACXIOM CORPORATION

RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2007 and 2006

(h)	Benefits Paid to Participants and Beneficiaries

Benefits paid upon retirement, death, or disability are made in the form of a lump-sum payment of cash or common stock of the Company. If a participant receives benefits prior to retirement, death, or disability, the benefits paid from the participant’s Employer contribution account shall not exceed the participant’s vested balance therein.

(i)	New Accounting Pronouncements

As of December 31, 2006, the Plan adopted Financial Accounting Standards Board (FASB) Staff Position FSP AAG INV-1 and Statement of Position No. 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP). The FSP requires the statement of net assets available for benefits present the fair value of the Plan’s investments as well as the adjustment from fair value to contract value for the fully benefit-responsive investment contracts. The statement of changes in net assets available for benefits is prepared on a contract value basis for the fully benefit-responsive investment contracts.

In June 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109 (FIN 48), which clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109, Accounting for Income Taxes. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 was effective for fiscal years beginning after December 15, 2006. The Plan’s adoption of FIN 48 on January 1, 2007 did not have a material impact on the statement of net assets available for benefits or statement of changes in net assets available for benefits.

In September 2006, the FASB issued Statement on Financial Accounting Standards No. 157 (SFAS 157), Fair Value Measurements. SFAS 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurement. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Plan does not believe the adoption of SFAS 157 will have a material impact on the financial statements.

(2)	Summary of Significant Accounting Policies
(a)	Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

(b)

 Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(Continued)

ACXIOM CORPORATION

RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2007 and 2006

(c)	Investment Valuation and Income Recognition

The Plan’s investments in mutual funds, Acxiom Corporation common stock, and participant brokerage accounts are stated at fair value, based upon quoted market prices. Investments in common collective trust are valued based on their net asset value as determined by the Trustee, based on the fair value of the underlying assets. Participant notes receivable are stated at unpaid principal balance, which approximates fair value. As described in the FSP, investment contracts held by a defined-contribution plan are required to be recorded at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Plan’s T. Rowe Price Stable Value Common Trust Fund invests in investment contracts. As required by the FSP, the statement of net assets available for benefits presents the fair value of the investments in the collective trust as well as the adjustment of the investments in the collective trust from fair value to contract value relating to the investment contracts. The statement of changes in net assets available for benefits is prepared on contract-value basis.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest is recorded as earned. Net appreciation/depreciation in fair value of investments represents realized gains/(losses) on investments sold and unrealized appreciation/(depreciation) on investments held at year end.

The Plan provides for investment in investment securities that, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

(d)	Payment of Benefits

Benefits are recorded when paid.

(Continued)

ACXIOM CORPORATION

RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2007 and 2006

(3)	Investments

The fair value of individual investments representing 5% or more of net assets available for benefits as of December 31, is as follows:

During 2007, the Plan’s investments (including investments bought, sold, and held during the year) appreciated/depreciated in value as follows:

(Continued)

ACXIOM CORPORATION

RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2007 and 2006

(4)	Plan Administration

The Plan is administered by the Company. T. Rowe Price Trust Company (T. Rowe Price) is the recordkeeper and trustee of the Plan.

(5)	Tax Status

The Internal Revenue Service has determined and informed the Company in a letter dated July 21, 2003, that the Plan is designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. The plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC.

(6)	Related Party Transactions

Certain investments represent mutual funds managed by T. Rowe Price, the trustee. In addition, non interest-bearing cash of $12,606 at December 31, 2007, is held by T. Rowe Price. Accordingly, these transactions qualify as related party transactions. During 2007 and 2006, total fees paid to T. Rowe Price were $24,319 and $21,194, respectively. Other related party transactions involve the common stock of the Company and participant notes receivable.

(7)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of benefit payments to participants per the financial statements to Form 5500:

(Continued)

ACXIOM CORPORATION

RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2007 and 2006

(8)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Upon complete discontinuance of contributions, termination, or partial termination of the Plan, participants will become 100% vested in their accounts, in which event the value of such accounts shall be distributed as provided in the Plan.

(Continued)

ACXIOM CORPORATION

RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2007 and 2006

ACXIOM CORPORATION
RETIREMENT SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2007
Identity of issuer, borrower,				Current
lessor, or similar party		Description	Shares	value
*	Acxiom Corporation	Common stock	2,856,325	$33,504,697
	Participant Brokerage Accounts	Tradelink Investments	3,011,846	3,011,846
		Mutual funds:
*	T. Rowe Price	Prime Reserve Fund	25,049	25,049
		Retirement Income Fund	31,658	421,046
		Retirement 2005 Fund	37,707	444,563
		Retirement 2010 Fund	145,155	2,352,962
		Retirement 2015 Fund	196,274	2,482,868
		Retirement 2020 Fund	318,932	5,657,845
		Retirement 2025 Fund	315,493	4,158,199
		Retirement 2030 Fund	378,452	7,209,515
		Retirement 2035 Fund	267,285	3,611,015
		Retirement 2040 Fund	275,827	5,295,873
		Retirement 2045 Fund	23,457	298,610
		Retirement 2050 Fund	4,985	52,245
		Retirement 2055 Fund	6,202	64,994
		Growth Stock Fund	809,805	27,258,045
		New Horizons Fund	379,507	11,578,757
		Small-Cap Value Fund	580,993	20,869,281
		Mid-Cap Growth Fund	546,668	31,526,324
		Balanced Fund	1,159,810	23,892,082
		Equity Income Fund	1,038,361	29,177,952
		Spectrum Income Fund	760,460	9,285,214
		Spectrum Growth Fund	479,618	10,095,959
	PIMCO	PIMCO Total Return Admin.	299,336	3,199,905
	American Funds	American Growth Fund
		of America – R5	287,324	9,769,003
	American Funds	American Funds Europacific
		Growth – R5	446,633	22,720,219
	J P Morgan	J P Morgan Mid-Cap Value, A	187,898	4,539,609
		Total mutual funds		235,987,134
		Common collective trust funds:
*	T. Rowe Price	Stable Value Fund – Sch A	19,199,105	19,199,105
*	T. Rowe Price	Equity Index Trust	183,113	8,107,040
		Total common collective trust funds	27,306,145
*	Participant notes receivable, interest rates range from 6% – 11.50%
	and maturities of January 2008 to March 2017		6,321,456
		Total investments	$306,131,278
Historical cost information is not presented on this schedule, as all investments are participant directed.
*	Indicates a party in interest to the Plan.
See accompanying report of independent registered public accounting firm.

(Continued)

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, Acxiom Corporation has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Acxiom Corporation
As Sponsor and Administrator of the
Acxiom Corporation Retirement Savings Plan

Date: June 25, 2008	By:	/s/ Christopher W. Wolf

Christopher W. Wolf

Chief Financial Officer

Exhibit Index

Exhibit 23.1	Consent of KPMG LLP